Exhibit 99.1

FOR IMMEDIATE RELEASE

New York Community Bancorp:		Astoria Financial:

Investor Contact: Media Contact:	Ilene A. Angarola (516) 683-4420 Kelly Leung (516) 683-4032	Investor/Media Contact:	Theodore S. Ayvas (516) 327-7877

NEW YORK COMMUNITY BANCORP, INC. AND ASTORIA FINANCIAL CORPORATION

ANNOUNCE A STRATEGIC IN-MARKET MERGER VALUED AT $2.0 BILLION;

20% EARNINGS AND 6% TANGIBLE BOOK VALUE ACCRETION EXPECTED UPON COMPLETION

NYCB’s Plans Include a Powerful Combination of Additional Value- and Capital-Enhancing Actions:

A Follow-on Common Stock Offering Intended to Raise Capital of Approximately $650 Million

and the Repositioning of $10 Billion of Wholesale Borrowings

•    Expected to result in 20% pro forma earnings accretion in 2017 and 6% tangible book value accretion upon closing

•    Creates the pre-eminent community bank in Nassau, Suffolk, Queens, and Brooklyn, with 202 branches and a pro forma deposit market share of 9.69%

•    Deepens NYCB’s share of New York City’s multi-family lending market and solidifies its standing as a leader in this niche

•    Enhances NYCB’s capacity as a residential mortgage lender

•    Facilitates the repositioning of NYCB’s balance sheet in 4Q 2015 while providing the opportunity for profitable post-merger restructuring

•    Provides the catalyst for a follow-on offering of NYCB common stock to raise approximately $650 million of common equity

•    Combines two solid community banks with a long history of service, a common commitment to enhancing share value, and a shared approach to serving their customers and communities

Westbury and Lake Success, N.Y., October 29, 2015 – New York Community Bancorp, Inc. (NYSE: NYCB), the parent company for New York Community Bank and New York Commercial Bank, and Astoria Financial Corporation (NYSE: AF), the parent company for Astoria Bank, today announced the signing of a definitive agreement under which the two companies will combine in a strategic merger.

The transaction, which is valued at approximately $2.0 billion, is expected to be immediately accretive to pro forma diluted earnings per share and pro forma tangible book value per share.

New York Community Bancorp and Astoria Financial Announce a Strategic Merger	2

Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, Astoria Financial Corporation (“Astoria”) will merge into New York Community Bancorp, Inc. (“New York Community”) and Astoria Bank will merge into New York Community Bank.  Astoria’s branches will then operate through a newly formed Astoria Bank Division of New York Community Bank.

Shareholders of Astoria will receive one share of New York Community common stock and $0.50 in cash in exchange for each share of Astoria stock held at the merger date.  Pending receipt of the necessary shareholder and regulatory approvals, the merger is currently expected to be completed in the fourth quarter of 2016.

With the exception of the cash component, the transaction is tax-free to Astoria’s investors.  Based on New York Community’s closing price of $19.16 per share on October 28, 2015, the merger will result in each Astoria share being valued at $19.66.

Based on the respective companies’ balance sheets at the end of September, the combined company will have pro forma assets of approximately $64.1 billion, including loans, net of approximately $37.6 billion and securities of approximately $9.4 billion.

The combined company, on a pro forma basis, will have 241 banking offices in Metro New York, including all five boroughs of New York City, Long Island, and Westchester County. Including New York Community’s 115 branches in Ohio, Arizona, Florida, and New Jersey, the combined company will have more than 350 branch offices and pro forma deposits of approximately $37.3 billion.

Under the agreement and plan of merger, Joseph R. Ficalora will continue to serve as President and Chief Executive Officer of the combined company. Monte N. Redman, President and Chief Executive Officer of Astoria and Astoria Bank, and Ralph Palleschi, Astoria’s Chairman, will become members of the Board of Directors of New York Community and its bank subsidiaries.

New York Community was advised by Goldman Sachs and Credit Suisse in the transaction, and legal counsel was provided by Sullivan & Cromwell LLP.  Sandler O’Neill & Partners, L.P. served as advisor to Astoria and Wachtell, Lipton, Rosen & Katz served as legal counsel.

New York Community to Commence a Follow-On Offering of its Common Stock

In anticipation of the merger, New York Community expects to reposition its balance sheet in the current fourth quarter by prepaying approximately $10 billion of wholesale borrowings, which is expected to result in a one-time after-tax prepayment charge of approximately $614 million.  Due to this charge, any future dividends paid by New York Community over the next four quarters will require regulatory clearance.

To offset the impact of this charge on its capital, New York Community also announced that it will shortly commence a follow-on offering of its common stock.  The offering is expected to raise an amount at least equal to that of the after-tax prepayment charge.  The proceeds from the offering will qualify as tangible common equity and Tier 1 common equity.  The shares will be issued pursuant to a prospectus supplement and an accompanying base prospectus filed as part of New York Community’s effective shelf registration statement on Form S-3 (File No. 333-188181).

Before considering an investment, investors should read the prospectus in that registration statement and other documents New York Community has filed with the SEC for more complete information about the issuer and this offering.  These documents are available without charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus may be requested by calling New York Community at (516) 683-4420 or by contacting one of the following underwriters:  Goldman Sachs at prospectus-ny@ny.email.gs.com or +1 (866) 471-2526; Credit Suisse at newyork.prospectus@credit-suisse.com or +1 (800) 221-1037; or Bank of America Merrill Lynch at dg.prospectus_requests@baml.com.

New York Community Bancorp and Astoria Financial Announce a Strategic Merger	3

Commenting on the merger, Mr. Ficalora stated, “We are truly excited to be announcing this merger with our neighbor and friendly competitor, Astoria Financial, the parent of 127-year old Astoria Bank.  We’ve been prepping for a large merger since the end of 2011 and, now that all the stars have aligned, I have to say:  It certainly looks and feels right. “The attributes of this merger are both numerous and substantial -- and, in many ways, very similar to those of our early in-market deals.  Like every other merger we’ve done, this one will be highly accretive to earnings, as well as accretive to our tangible book value per share.  Like each of our previous mergers, this one will also augment our balance and share of deposits—and provide us with opportunities for meaningful revenue growth.

“Besides the fact that both of our banks are headquartered in Nassau County, there are several additional reasons to expect this deal to succeed.  First, the merger combines two companies with similar lines of business.  Both of us place an emphasis on multi-family lending and both of us are producers of one-to-four family mortgage loans.  Both of us take particular pride in providing exceptional customer service, and both of us are deeply committed to the communities we serve.  Both of our banks have been around since the mid to late 1800s, which means that both of us have survived, when others could not, a series of credit cycle turns.  Both of us stand as symbols of stability, strength, and service—qualities that benefit our customers and shareholders alike.”

Also commenting on the transaction, Astoria’s President and Chief Executive Officer Monte N. Redman stated “We are very pleased to be merging our bank with that of New York Community Bancorp—the pre-eminent multi-family lender in New York City and a worthy competitor for deposits in the markets we share. Combining our significant strengths will create an institution that creates exceptional value for our investors while maintaining our strong commitment to our customers and communities throughout Metro New York.”

Commenting on the second part of this morning’s announcement, Mr. Ficalora added, “The signing of this agreement triggered another strategic action on the part of our Board of Directors:  to immediately commence an offering of our common stock.  In connection with the offering, which is expected to raise common equity capital of about $650 million, we also announced our intention to reposition approximately $10 billion of wholesale borrowings between now and the end of this year. We expect that these actions, which go hand in hand, will boost our net interest income and margin on an ongoing basis, in addition to setting the stage for further earnings and capital growth. While the repositioning will result in a charge in connection with the prepayment, the benefits of this action will clearly be seen in our first quarter 2016 results.

“I also want to acknowledge that this merger, once completed, will bring us well beyond the D-SIB threshold as it currently stands under Dodd-Frank.  We expect to cross the line on our own sometime in the second quarter; this morning’s announcement ensures our leaping over the line by the end of 2016.

“Based upon an anticipated dividend payout ratio of 50% upon completion of the merger, we have decided, going forward, to re-allocate $0.08 cents per share from our traditional dividend payment to support our future growth and capital strength,” Mr. Ficalora said. “Accordingly, our expected dividend will be $0.17 per share, subject to regulatory approval, beginning in the first quarter of 2016.”

Management to Host a Conference Call and Webcast at 8:30 A.M. Today to Discuss the Merger and the Related Strategic Actions

New York Community and Astoria will conduct a conference call at 8:30 a.m. Eastern Daylight Time, to elaborate on the strategic and financial implications of the merger.. Details about the conference call and the simultaneous webcast follow:

Access Code for Dial-in and Replay:		71565380
Dial-in	(Domestic):	(866) 411-7391
	(International):	(704) 908-0380
Replay:		October 29 (11:30 AM) – November 7 (Midnight)
	(Domestic):	(855) 859-2056
	(International):	(404) 537-3406

New York Community Bancorp and Astoria Financial Announce a Strategic Merger	4

The conference call will be webcast at www.myNYCB.com and archived at both www.myNYCB.com and www.astoria.com through 5:00 p.m. on November 25th.

About New York Community Bancorp, Inc.

One of the largest U.S. bank holding companies, with assets of $49.0 billion, New York Community Bancorp, Inc. is a leading producer of multi-family loans on rent-regulated buildings in New York City and the parent of New York Community Bank and New York Commercial Bank.  With deposits of $28.3 billion and 269 branches in Metro New York, New Jersey, Florida, Ohio, and Arizona, the Company also ranks among the largest depositories in the United States.

Reflecting its growth through a series of acquisitions, the Community Bank operates through seven local divisions, each with a history of service and strength: Queens County Savings Bank, Roslyn Savings Bank, Richmond County Savings Bank, and Roosevelt Savings Bank in New York; Garden State Community Bank in New Jersey; Ohio Savings Bank in Ohio; and AmTrust Bank in Florida and Arizona. Similarly, New York Commercial Bank operates 18 of its 30 New York-based branches under the divisional name Atlantic Bank. Additional information about the Company and its bank subsidiaries is available at www.myNYCB.com and www.NewYorkCommercialBank.com.

About Astoria Financial Corporation

With assets of $15.1 billion, Astoria Financial Corporation is the holding company for Astoria Bank.  Established in 1888, Astoria Bank, with deposits in New York totaling $9.0 billion, is the second largest thrift depository in New York and provides its retail and business customers and the local communities it serves with quality financial products and services through 87 convenient banking branch locations, a business banking office in Manhattan, and multiple delivery channels, including its flexible mobile banking app.

Astoria Bank commands a significant deposit market share in the attractive Long Island market, which includes Brooklyn, Queens, Nassau, and Suffolk counties, with a population exceeding that of 38 individual states.  Astoria Bank originates multi-family and commercial real estate loans, primarily on rent-controlled and rent-stabilized apartment buildings located in New York City and the surrounding metropolitan area, and originates residential mortgage loans through its banking and loan production offices in New York, a broker network in four states, primarily along the East Coast, and correspondent relationships covering 13 states and the District of Columbia.  Additional information about Astoria Financial and its bank subsidiary is available at www.astoriabank.com.

Astoria Financial Corporation’s third quarter 2015 conference call, originally scheduled for 10:00 a.m. on October 29th, has been cancelled.

Cautionary Statements Regarding Forward-Looking Information

The information presented herein, on the related conference call, in the related PowerPoint presentation, and in other related communications, may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, the expected completion date, financial benefits, and other effects of the proposed merger of New York Community and Astoria.

Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import.  Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control.  It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.

Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees, and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with New York Community’s and Astoria’s respective

New York Community Bancorp and Astoria Financial Announce a Strategic Merger	5

businesses, customers, borrowings, repayment, investment, and deposit practices, and general economic conditions, either nationally or in the market areas in which New York Community and Astoria operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect New York Community’s and Astoria’s future results are identified in their Annual Reports on Form 10-K for the year ended December 31, 2014 and other reports filed with the Securities and Exchange Commission (“SEC”).

Forward-looking statements are made only as of the date of this presentation, and neither New York Community nor Astoria undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof.

Important Additional Information

This communication is being made in respect of the proposed merger transaction involving New York Community and Astoria. New York Community intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Astoria and New York Community and a prospectus of New York Community, and each party will file other documents regarding the proposed transaction with the SEC.  A definitive joint proxy statement/ prospectus will also be sent to Astoria and New York Community stockholders seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Astoria and New York Community are urged to carefully read the entire registration statement and joint proxy statement/ prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.  The documents filed by New York Community and Astoria with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed by New York Community may be obtained free of charge at its website at http://ir.mynycb.com/ and the documents filed by Astoria may be obtained free of charge at Astoria’s website at http://ir.astoriabank.com/.   Alternatively, these documents, when available, can be obtained free of charge from New York Community upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick Avenue, Westbury, New York 11590 or by calling (516) 683-4420, or from Astoria upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

New York Community, Astoria, their directors, executive officers, and certain other persons may be deemed to be participants in the solicitation of proxies from New York Community’s and Astoria’s stockholders in favor of the approval of the merger.  Information about the directors and executive officers of New York Community and their ownership of its common stock is set forth in the proxy statement for New York Community’s 2015 annual meeting of stockholders, as previously filed with the SEC on April 24, 2015.  Information about the directors and executive officers of Astoria and their ownership of its common stock is set forth in the proxy statement for Astoria’s 2015 annual meeting of stockholders, as previously filed with the SEC on April 17, 2015.  Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.